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SECURITI   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 Poplar Avenue, Suite 300
                                        (No. and Street)

Memphis   TN   38138
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Reid   (901) 260-6804
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
                        (Name - if individual, state last, first, middle name)

999 S. Shady Grove Road, Suite 400   Memphis   TN   38120
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brad Ziemba** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pinnacle Brokerage Services, Inc.** _____ , as of **December 31,** _____ , 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President _____
Title

Debra L Smith
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

The Board of Directors
Pinnacle Brokerage Service, Inc.
Memphis, Tennessee

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Pinnacle Brokerage Service, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Brokerage Service, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 30, 2009

Dixon Hughes PLLC

3

999 S. Shady Grove Road, Suite 400
Memphis, TN 38120
Ph. 901.761.3000 Fx. 901.761.9667
www.dixon-hughes.com



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Pinnacle Brokerage Service, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	262,870
Other assets		3,366
Total assets	$	266,236

Liabilities

Accrued expenses	$	876

Stockholder's Equity

Common stock, no par value, 850 shares authorized,	
100 shares issued and outstanding	15,000
Additional paid-in-capital	275,000
Deficit	(24,640)
Total stockholder's equity	265,360

Total liabilities and stockholder's equity	$	266,236

Pinnacle Brokerage Service, Inc.

Statement of Operations

For the Year Ended December 31, 2008

Interest Income	$	3,549
Operating Expenses		4,294
Net loss	$	(745)

Pinnacle Brokerage Service, Inc.

Statement of Stockholder's Equity

For the Year Ended December 31, 2008

	Shares		Common Stock		Additional Paid-In Capital		Retained Earnings (Deficit)		Total
Balance at January 1, 2008	100	$	15,000	$	275,000	$	(23,895)	$	266,105
Net loss	-		-		-		(745)		(745)
Balance at December 31, 2008	100	$	15,000	$	275,000	$	(24,640)	$	265,360

See notes to financial statements.

6

Pinnacle Brokerage Service, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash Flows from Operating Activities		
Net loss	$	(745)
Adjustments to reconcile net loss to net cash flows		
from operating activities:		
Changes in operating assets and liabilities:		
Other receivable		2,240
Accounts payable		208
Net cash flows from operating activities		1,703
		1,703
Cash at beginning of year		261,167
Cash at end of year	$	262,870

See notes to financial statements.